SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.

                       AMENDMENT NO. 1 TO

                            FORM U-57

         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended

                Entergy Power CBA Holding Limited
                  _____________________________
                (Name of foreign utility company)



              Entergy Power Development Corporation
              _____________________________________
         (Name of filing company, if filed on behalf of
                   a foreign utility company)



        The Commission is requested to mail copies of all communications relating to this Notification to:



Thomas C. Havens, Esq.        Frederick F. Nugent, Esq.
Jones, Day, Reavis & Pogue    Entergy Enterprises, Inc.
222 East 41st Street          c/o Entergy Wholesale
New York, New York  10017       Operations
                              20 Greenway Plaza
                              Houston, Texas  77046

      Entergy Power Development Corporation, a wholly-owned subsidiary of Entergy Corporation, hereby amends and restates the notification previously filed with the Securities and Exchange Commission that Entergy Power CBA Holding Limited ("CBA Holding") is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Public Utility Holding Company Act of 1935, as amended (the "Act").

Item 1.   Name, Business Address, Facilities and Ownership.

A. The name and business address of the company claiming FUCO status is:

                Entergy Power CBA Holding Limited
                Cedar House
                41 Cedar Avenue
                Hamilton HM 12
                Bermuda

    Entergy Power CBA Holding Limited claims status as a FUCO under the Act by virtue of its ownership interest in Central Termoelectrica Buenos Aires S.A. ("CTBA"), a FUCO under the Act. CTBA owns and operates a 220 megawatt combined cycle gas turbine generator located at the Central Costanera, S.A. power plant in Buenos Aires, Argentina. CBA Holding owns a 7.81% interest in CTBA.

        No person (other than Entergy Corporation and its subsidiaries) currently owns a 5% or more voting interest in CBA
Holding.

Item 2.   Domestic Associate Public-Utility Companies of CBA
          Holding and their Relationship to CBA Holding.

      The following companies, each of which is a direct or indirect subsidiary of Entergy Corporation, are domestic associate public-utility companies of CBA Holding: Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi"), Entergy New Orleans, Inc. ("Entergy New Orleans"), The Arklahoma Corporation ("Arklahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI") and Entergy Operations, Inc. ("EOI") (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Arklahoma, SERI, EPI and EOI are collectively referred herein to as the "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with CBA Holding.


EXHIBIT A.     State Certification.

                         Not applicable.



                            SIGNATURE

     The undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                              ENTERGY POWER DEVELOPMENT
                              CORPORATION


                              By: /s/ Frederick F. Nugent
                                 Frederick F. Nugent
                                 Vice President


Dated:  March 21, 2002